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                               March 5, 2021

       Zheng Wei, Ph.D.
       Chief Executive Officer
       Connect Biopharma Holdings Limited
       Science and Technology Park
       East R&D Building, 3rd Floor
       6 Beijing West Road, Taicang
       Jiangsu Province, China 215400

                                                        Re: Connect Biopharma
Holdings Limited
                                                            Registration
Statement on Form F-1
                                                            Filed February 26,
2021
                                                            File No. 333-253631

       Dear Dr. Wei:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Description of American Depositary Shares
       Jurisdiction and Arbitration, page 210

   1. We note your disclosure that the arbitration provisions of the deposit agreement "do not preclude [ADS holders]
from pursuing claims under the Securities Act or the Exchange
                                                        Act in federal or state
courts." Please ensure, if true, that the deposit agreement clearly states that the
arbitration provisions do not apply to claims under the Securities Act or the
                                                        Exchange Act.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zheng Wei, Ph.D.
Connect Biopharma Holdings Limited
March 5, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Wei, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameConnect Biopharma Holdings Limited
                                                           Office of Life
Sciences
March 5, 2021 Page 2
cc:       Patrick A. Pohlen, Esq.
FirstName LastName